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                                                                  EXHIBIT (a)(5)

                                  [AMWAY LOGO]
                            AMWAY ASIA PACIFIC LTD.
         38/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong

                                  May 1, 2000

Ladies and Gentlemen:

     On April 27, 2000, at a special meeting of Amway Asia Pacific Ltd. shareholders held in Hong Kong, the shareholders of Amway Asia Pacific approved the amalgamation of Amway Asia Pacific with New AAP Limited, and this amalgamation was consummated on such date. Under the terms of the amalgamation, each issued and outstanding share of common stock of Amway Asia Pacific (except those shares held by New AAP and Apple Hold Co., L.P.), has the right to receive U.S.$18 per share in cash.

     The Letter of Transmittal contained in this package explains what you need to do to receive U.S.$18 per share in cash for each share of Amway Asia Pacific common stock that you own. Please read the documents carefully, fill out the forms as instructed and return the forms and your share certificates where indicated. The Instructions to Letter of Transmittal, which form part of this package, will assist you in completing the information. An additional instruction sheet is provided for holders with Australian and New Zealand mailing addresses. If you need further assistance, you may reach the Paying Agents as indicated in the Letter of Transmittal and their representatives can answer your questions.

                                          Sincerely,

                                          AMWAY ASIA PACIFIC LTD.

                                          /S/ Craig N. Meurlin
                                          Craig N. Meurlin
                                          Vice President, General Counsel
                                          and Assistant Secretary

         OUR VISION: To Be The Best Business Opportunity In The World.